UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December 2019

Commission File Number 001-35751

STRATASYS LTD.
(Translation of registrant’s name into English)

c/o Stratasys, Inc.	1 Holtzman Street, Science Park
7665 Commerce Way	P.O. Box 2496
Eden Prairie, Minnesota 55344	Rehovot, Israel 76124
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Results of Annual Shareholder Meeting

On December 31, 2019, Stratasys Ltd. (“we,” “us” or the “Company”) held its 2019 annual general meeting of shareholders (the “Meeting”). At the Meeting, our shareholders voted on several proposals, each of which is listed below and was described in more detail in our proxy statement for the Meeting, which was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”) that we furnished to the Securities and Exchange Commission (the “SEC”) on November 27, 2019. That description is incorporated by reference herein.

Based on the presence in person or by proxy of the requisite quorum of our outstanding ordinary shares, nominal value New Israeli Shekels (NIS) 0.01 per share (“ordinary shares”), at the Meeting, each of the following numbered proposals, which was presented for a vote at the Meeting, was approved by the requisite majority of our shareholders under the Israeli Companies Law, 5759-1999 (the “Companies Law”):

(1)	Re-election of each of Elchanan Jaglom, S. Scott Crump, Victor Leventhal, John J. McEleney, Dov Ofer, Ziva Patir, David Reis, Yair Seroussi and Adina Shorr to serve as a director of the Company until the Company’s next annual general meeting of shareholders and until the due election and qualification of his or her successor, or until his or her earlier resignation, replacement or removal.

(2)	Approval of an additional performance-based equity grant of 10,000 restricted share units (RSUs) and an additional cash payment of $200,000, to be paid in equal monthly installments during 2020, for each of Messrs. David Reis (the Vice Chairman of the Board and an Executive Director) and Dov Ofer (a director) in respect of the continuing, additional services being provided by them on the oversight committee of the Company’s Board of Directors (the “Board”).

(3)	Approval of a $150,000 cash bonus for Mr. S. Scott Crump, Chairman of the Executive Committee of the Board and Chief Innovation Officer, in respect of (i) his services during the year ended December 31, 2018, and (ii) the continuing, additional services being provided by him on the oversight committee of the Board.

(4)	Reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year ending December 31, 2019 and until the Company’s next annual general meeting of shareholders, and authorization of the Board (upon recommendation of the audit committee of the Board) to fix their remuneration.

The contents of this Form 6-K are incorporated by reference in the Company’s registration statement on Form S-8, SEC file number 333-190963, filed by the Company with the SEC on September 3, 2013, and shall be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Dated: December 31, 2019	By:	/s/ Lilach Payorski
Name: Lilach Payorski
Title: Chief Financial Officer